Exhibit 99.1

China Digital TV Announces Unaudited Financial Results for the First Six Months of 2018

BEIJING, China, August 9, 2018 – China Digital TV Holding Co., Ltd. (OTC: STVVY) (“China Digital TV” or the “Company”), a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, today announced its unaudited financial results for the first six months of ended June 30, 2018.

Mr. Jianhua Zhu, China Digital TV’s chief executive officer commented, “We experienced solid progress in the first half of 2018 as both our registered and covered user counts maintained growth, primarily driven by our expansion of our geographic footprint to Hebei Telecom and Ningxia Telecom. In 2018, we focus on Cloud Virtual Reality (“VR”) technology and in first half of 2018, we cooperated with Fujian Mobile in Fujian province to provide a full range of VR solutions in VR lives, games, education etc. We remain committed to driving further growth of our business and creating value for our shareholders going forward.”

First Half 2018 Results1

China Digital TV’s net revenues decreased by 22.9% to US$1.5 million for the six months ended June 30, 2018 from US$1.9 million for the same period of the prior year. The decrease in net revenues was primarily attributable to the decreased product revenues during the first half of 2018.

Cost of revenues decreased by 56.9% to US$0.4 million for the six months ended June 30, 2018 from US$0.9 million for the same period of the prior year. The decrease in cost of revenues was primarily due to the decreased product revenues in the first half of 2018.

During the six months ended June 30, 2018, gross profit increased by 4.4% to US$1.1 million from US$1.07 million for the same period of the prior year. Gross margin, which is equal to gross profit divided by net revenues, was 75.1% in the first half of 2018, compared to 55.5% for the same period of the prior year. The increase in gross margin was mainly due to a decreased proportion of revenue from products during the first half of 2018, which have a relative lower gross margin than services.

Operating expenses in the first half of 2018 decreased by 25.2% to US$3.4 million from US$4.6 million for the same period of the prior year.

●	Research and development expenses in the first half of 2018 decreased by 23.1% to US$1.5 million from US$1.9 million for the same period of the prior year. The decline was mainly due to decreases in personnel related expenses and share-based compensation.

●	Selling and marketing expenses in the first half of 2018 remained relatively stable at US$1 million as compared to the prior year period.

●	General and administrative expenses in the first half of 2018 decreased by 43.8% to US$0.9 million from US$1.6 million for the same period of the prior year. The decline was mainly due to a decrease in professional fees.

1 Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

Loss from continuing operations in the first half of 2018 decreased by 14.1% to US$2.3 million from US$2.7 million for the same period of the prior year.

Income tax expenses in the first half of 2018 was US$0.14 million, as compared with an income tax expenses of US$0.2 million for the same period of the prior year.

Net loss attributable to China Digital TV Holding Co., Ltd in the first half of 2018 decreased to US$1.64 million from US$0.7 million for the same period of the prior year. The decrease was primarily due to a combination of decreased interest income and other income.

Non-GAAP net loss2 attributable to China Digital TV Holding Co., Ltd in the first half of 2018 was US$1.57 million, as compared to Non-GAAP net loss of US$0.1 million for the same period of the prior year3.

Balance Sheet

As of June 30, 2018, China Digital TV had cash and cash equivalents of US$24.6 million.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

2 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses, and amortization of acquired intangible assets from business acquisitions.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Investor Relations

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	June 30,	December 31,
ASSETS	2018	2017
Current assets:
Cash and cash equivalents	$24,605	$24,425
Term deposits	-	2,376
Short-term investments	4,047	3,783
Accounts receivable, net	1,443	1,931
Inventories	69	145
Prepaid expenses and other current assets	1,219	1,124
Total current assets	31,383	33,784
Property and equipment, net	89	-
Deferred income tax assets	139	-
Total assets	31,611	33,784

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	418	350
Accrued expenses and other current liabilities	1,846	2,347
Advance from customer, deferred revenue and deferred income-current	1,999	1,526
Government subsidies - current	32	70
Total current liabilities	4,295	4,293
Deferred revenue - non-current	267	248
Government subsidies - non-current	257	261
Total liabilities	4,819	4,802

Ordinary shares	32	32
Additional paid-in capital	29,875	29,805
Statutory reserve	96	96
Accumulated deficit	(4,822)	(3,226)
Subscription receivable	(990)	(1,001)
Accumulated other comprehensive income	319	430
Total China Digital TV Holding Co., Ltd. shareholders' equity	24,510	26,136
Noncontrolling interest	2,282	2,846
Total equity	26,792	28,982
TOTAL LIABILITIES AND EQUITY	$31,611	$33,784

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data )

	For the six months ended
	June 30,	June 30,
	2018	2017

Total revenues	$1,498	$1,945
Taxes and surcharges	(11)	(16)
Net revenues	1,487	1,929

Total cost of revenues	(370)	(859)
Gross profit	1,117	1,070

Operating expenses:
Research and development expenses	(1,495)	(1,945)
Selling and marketing expenses	(1,047)	(1,060)
General and administrative expenses	(891)	(1,584)
Gain from disposal of assets	-	822
Total operating expenses	(3,433)	(3,767)

Operating loss from continuing operations	(2,316)	(2,697)

Interest income	15	1,118
Other income, net	188	720
Loss from continuing operations before income tax expenses	(2,113)	(859)
Income tax expenses	(141)	(196)
Net loss from continuing operations	(2,254)	(1,055)
Discontinued operations
Loss from the operations of discontinued operations, net of income taxes	-	(389)
Net loss	(2,254)	(1,444)
Less: Net loss attributable to noncontrolling interest	(619)	(724)
Net loss attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(1,635)	$(720)

Amounts attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Net loss from continuing operations	(1,635)	(331)
Net loss from discontinued operations, net of income taxes	-	(389)
Net loss attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(1,635)	$(720)

Net loss	$(2,254)	$(1,444)
Other comprehensive (loss)/ income, net of income taxes
Foreign currency translation adjustment	(156)	327
Unrealized holding gains on available-for-sale securities, net of nil income taxes	120	-
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of nil income taxes	(101)	-
Total other comprehensive (loss)/income, net of income taxes	(137)	327
Comprehensive loss	(2,391)	(1,117)
Less: Comprehensive loss attributable to noncontrolling interest	(645)	(696)
Comprehensive loss attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(1,746)	$(421)

Loss per share:Basic loss per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	(0.026)	(0.005)
Net loss from discontinued operations	-	(0.006)
Net loss	$(0.026)	$(0.011)

Diluted loss per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	(0.026)	(0.005)
Net loss from discontinued operations	-	(0.006)
Net loss	$(0.026)	$(0.011)

Weighted average shares used in calculating loss per ordinary share:
Basic	63,508,656	61,216,730
Diluted	63,508,656	61,216,730

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes share-based compensation expenses, and amortization of intangible assets acquired from business acquisitions. The Company believes that the Non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss)/income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

	For the six months ended
	June 30,	June 30,
	2018	2017
	(in thousands of U.S. dollars)
Net loss attributable to China Digital TV Holding Co., Ltd. shareholders - GAAP	$(1,635)	$(720)
Share-based compensation expenses	70	593
Amortization of intangible assets from business acquisitions	-	20
Net loss attributable to China Digital TV Holding Co., Ltd. shareholders - Non-GAAP	$(1,565)	$(107)